Exhibit 99.1

FORM A

STATEMENT REGARDING THE ACQUISITION OF CONTROL OF
A DOMESTIC INSURANCE COMPANY

ATLANTIC STATES INSURANCE COMPANY,
a Pennsylvania insurance company and wholly owned subsidiary of

DONEGAL GROUP INC.,
a Delaware corporation

BY

GREGORY M. SHEPARD,
an individual

Filed with the PENNSYLVANIA INSURANCE COMMISSIONER
and sent to Donegal Group Inc.

Initial version submitted: March 20, 2013

Revised version submitted: September 12, 2013

This Amended and Restated version submitted: December 13, 2013

Address notices and correspondence concerning this statement to

J. Victor Peterson, Esq.

Lathrop & Gage LLP

155 North Wacker Drive, Suite 3050

Chicago, Illinois 60606-1787

(312) 920-3337

vpeterson@lathropgage.com

ITEM 1.	INSURER AND METHOD OF ACQUISITION

State the name, NAIC code number and address of the domestic insurer to which this application relates and a brief description of how control is to be acquired.

Introduction

This application relates to Atlantic States Insurance Company, a Pennsylvania property and casualty insurance company (“Atlantic States”). Atlantic States’ NAIC code number is 22586. Atlantic States’ statutory home office is located at 1955 River Road, Marietta, Pennsylvania 17547 and its main administrative office is also located at 1955 River Road, Marietta, Pennsylvania 17547. The telephone number for its statutory home office is (717) 426-1931. The telephone number for its main administrative office is (717) 426-1931.

Atlantic States is a wholly owned subsidiary of Donegal Group Inc., a Delaware corporation (“DGI”). The principal office of DGI is located at 1955 River Road, Marietta, Pennsylvania 17547. DGI has two classes of common shares: Class A common stock, par value $0.01 per share, one-tenth of a vote per share, which trades on the NASDAQ under the symbol DGICA (“Class A Shares”); and Class B common stock, par value $0.01 per share, one vote per share, which trades on the NASDAQ under the symbol DGICB (“Class B Shares”). DGI does not have cumulative voting.

Donegal Mutual Insurance Company, a Pennsylvania property and casualty insurance company (“Donegal Mutual”), owns approximately 38.7% of the Class A Shares and approximately 75.6% of the Class B Shares with a total voting power of 65.5%. The principal office of Donegal Mutual is 1955 River Road, Marietta, Pennsylvania 17547. Donegal Mutual solely controls DGI and its wholly owned Pennsylvania subsidiary Atlantic States.

Gregory M. Shepard, an individual (“Shepard”), owns approximately 17.76% of the Class A Shares and 7.12% of the Class B Shares, with a total voting power of 9.99% (because the Class A Shares have one-tenth of a vote and the Class B Shares have one vote). Shepard has been a holder of both Class A Shares and Class B Shares since 2005.

Shepard is seeking approval to acquire additional Class A Shares and/or Class B Shares (the “Additional Shares”) in an aggregate amount that, when combined with the Class A Shares and Class B Shares that Shepard currently owns, is equal to up to 22.7% of the combined voting power to DGI’s outstanding Class A Shares and Class B Shares. The initial version of Shepard’s Form A filed on March 20, 2013, sought approval for him to purchase up to 962,636 additional Class B Shares, which would also increase his ownership up to 22.7% of DGI combined voting power.

The Class A Shares trade more frequently than the Class B Shares: The average trading volume for the past three months was 32,170 shares per day for the Class A shares, versus only 700 shares per day for the Class B shares, according to Yahoo Finance as of December 3, 2013. Shepard brought a tender offer for 962,636 Class B Shares on March 20, 2013 (the “Tender Offer”).  When the Tender Offer expired on July 31, 2013, approximately 394,215 (i.e., 7.1%) Class B Shares had been tendered, all of which Shepard returned. Because the minimum number

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of shares (i.e., 925,000) set forth as a condition of the Tender Offer had not been met, Shepard returned the tendered shares.

As a result of this experience with his Tender Offer, and also because approximately 196,122 Class B shares are owned by Donegal Group insiders, Shepard believes that that he would never be able to reach 22.7% solely by attempting to purchase additional Class B Shares. As a result, and because the Class A Shares trade more frequently and in greater volume, Shepard would like to purchase either Class A Shares or Class B Shares, or a  combination of both of them, up to 22.7% of the combined voting power of the Class A Shares and Class B Shares.  In no event would Shepard’s ownership exceed 22.7% of the combined voting power of the Class A Shares and Class B Shares.

Even if Shepard were to acquire the Additional Shares, he would then own Class A Shares and Class B Shares with an aggregate of 22.7% of DGI’s combined voting power. Therefore, he would still not have the power to influence or control DGI or Atlantic States. Given the overwhelming control of DGI by Donegal Mutual through its ownership of shares with almost 2/3 of the voting power of DGI’s outstanding stock, there is no way that Shepard could in fact control DGI. As discussed in greater detail below, Shepard would still have a minority percentage of the voting power of DGI’s outstanding stock.

DGI is an insurance holding company for 7 wholly owned subsidiary property and casualty insurers domiciled in Pennsylvania, Iowa, Maryland, Michigan, Virginia and Wisconsin. DGI’s control of its subsidiary insurers has been obtained in the various states over a period of years, as follows: Atlantic States Insurance Company (PA domiciled; NAIC Code No. 22586), 1986; Southern Insurance Company of Virginia (VA domiciled; NAIC Code No. 26867), 1988; Peninsula Insurance Company and Peninsula Indemnity Company (both MD domiciled; NAIC Code Nos. 14958 and 39900, respectively), 2004; Le Mars Insurance Company (IA domiciled; NAIC Code No. 14389), 2004; Sheboygan Falls Insurance Company (WI domiciled; NAIC Code No. 15148), 2008; and Michigan Insurance Company (MI domiciled; NAIC Code No. 10857), 2010.

Recognizing that the acquisition of 10% or more of the outstanding capital stock of an insurer or its holding company creates a rebuttable presumption of a change in control, Shepard on February 9, 2006, filed a Disclaimer of Control with the Pennsylvania Department of Insurance requesting approval to purchase up to 14.99% of DGI’s aggregate voting securities. Shepard’s Disclaimer of Control maintained that allowing him to purchase up to 14.99% of DGI’s aggregate voting securities would not amount to control, since Donegal Mutual then had the right to vote approximately 62% of the aggregate voting power of the Class A Shares and the Class B Shares. On February 16, 2006, Shepard received approval of his Disclaimer of Control from the Pennsylvania Department of Insurance.

Subsequently, Shepard filed Disclaimers of Control with the 3 other state insurance departments where at the time DGI had domiciled subsidiary insurance companies, i.e. the Iowa Insurance Division, Maryland Insurance Administration, and the Virginia Bureau of Insurance, requesting approval to purchase up to 14.99% of DGI’s aggregate voting securities. Approval from the insurance commissioners of Maryland and Virginia was received in the second quarter of 2007. In the first quarter of 2009, the Iowa Insurance Division denied Shepard’s Disclaimer

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of Control, stating that Shepard needed to file a Form A to obtain approval to purchase up to 14.99% of DGI’s aggregate voting securities. Shepard at the time declined to file a Form A in Iowa. Accordingly, Shepard has not acquired more than 9.99% voting control of DGI.

Information About the DGI Structure

The following chart, which appears on page 3 of Annual Report on Form 10-K for the year ended December 31, 2012 (“DGI’s 2012 10-K”), shows the organizational structure of DGI and its subsidiaries and the relation of Donegal Mutual thereto. DGI’s 2012 10-K is attached hereto as Exhibit A.

Information About the Proposed Purchases

Shepard is seeking approval to acquire the Additional Shares because he believes that DGI’s shares are undervalued.

If Shepard acquires all of the Additional Shares, his Class A Shares and Class B Shares would represent approximately 22.7% of the combined voting power of DGI's outstanding stock.  By contrast, Donegal Mutual owns Class A Shares and Class B Shares that represent approximately 65.5% of the combined voting power of DGI's outstanding stock.

Financial Information Overview

The following chart presents a snapshot of certain financial information about DGI, Donegal Mutual, and each of DGI’s subsidiaries during the 2012 calendar year (all amounts rounded to the nearest $1,000), as reported in DGI’s 2012 10-K.

Company	2012 Statutory Income	2012 Statutory Capital and Surplus
Donegal Mutual Insurance	not stated in DGI’s 2012 10-K	$187.7 million

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Company
Donegal Group Inc.	$17,535,000	$361,968,000
Atlantic States Insurance Company	$12,508,000	$180,466,000
Southern Insurance Company of Virginia	($1,540,000)	$58,841,000
Peninsula Insurance Company	$1,479,000	$42,471,000
Le Mars Insurance Company	$2,423,000	$26,803,000
Michigan Insurance Company	$2,698,000	$42,443,000
Sheboygan Falls Insurance Company	($33,000)	$10,944,000

Information About Shepard’s DGI Holdings

On August 31, 2009, Shepard filed a Statement of Beneficial Ownership on Schedule 13G with the SEC, reporting that he owned 1,000,000 Class A Shares and 294,000 Class B Shares representing 5.02% and 5.27% respectively of the June 30, 2009 outstanding shares.

On February 16, 2010, Shepard filed Amendment No. 1 to his Schedule 13G with the SEC, reporting that he owned 1,674,750 Class A Shares and 325,250 Class B Shares as of December 31, 2009, representing 8.41% and 5.83% respectively of the December 31, 2009 outstanding shares.

On July 12, 2010, Shepard filed a Statement of Beneficial Ownership on Schedule 13D with the SEC, reporting that he owned 3,140,000 Class A Shares and 360,000 Class B Shares representing 15.77% and 6.46%, respectively, of the March 31, 2010 outstanding Class A Shares and Class B Shares. This Schedule 13D is attached hereto as Exhibit B.

On December 10, 2010, Shepard filed Amendment No. 1 to his Schedule 13D with the SEC, reporting that he owned 3,251,000 Class A Shares and 373,366 Class B Shares representing 16.26% and 6.70% respectively of the October 31, 2010 outstanding shares, for a total voting power of 9.2% (based on the number of shares then outstanding). Attached as exhibits to this filing were 3 letters dated December 9, 2010 from the Shepard to the Pennsylvania Department, Maryland Insurance Administration, and the Virginia Bureau of Insurance withdrawing his previously filed Disclaimer of Control filings. This Schedule 13D/A#1 is attached hereto as Exhibit C.

On May 24, 2011, Shepard filed Amendment No. 2 to his Schedule 13D with the SEC, reporting that he owned 3,513,220 Class A Shares and 382,000 Class B Shares representing 17.53% and 6.85% respectively of the April 29, 2011 outstanding shares of 20,043,002 Class A Shares and 5,576,775 Class B Shares, for a total voting power of 9.7% (based on the number of shares then outstanding). This Schedule 13D/A#2 is attached hereto as Exhibit D.

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On November 9, 2011, Shepard filed Amendment No. 3 to his Schedule 13D with the SEC, reporting that he owned 3,602,900 Class A Shares and 397,100 Class B Shares representing 18.04% and 7.12% respectively of the October 31, 2011 outstanding shares of 19,975,609 Class A Shares and 5,576,775 Class B Shares, for a total voting power of 9.99% (based on the number of shares then outstanding). This Schedule 13D/A#3 is attached hereto as Exhibit E.

On November 8, 2012, Shepard filed Amendment No. 4 to his Schedule 13D with the SEC, reporting that he owned 3,602,900 Class A Shares and 397,100 Class B Shares representing 17.96% and 7.12% respectively of the October 31, 2012 outstanding shares of 20,062,899 Class A Shares and 5,576,775 Class B Shares, for a total voting power of 9.99% (based on the number of shares then outstanding). This Schedule 13D/A#4 is attached hereto as Exhibit F.

On March 20, 2013, Shepard commenced a Tender Offer for 962,636 Class B Shares (the “Tender Offer”), filed this Form A with the Insurance Commissions in Pennsylvania, Iowa, Maryland, Michigan, Virginia and Wisconsin, where DGI’s insurance subsidiaries are currently domiciled. The Schedule TO filed by Shepard on March 20, 2013, also constituted an amendment to his Schedule 13D, as permitted by General Instruction G to Schedule TO.

On July 31, 2013, the Tender Offer expired without Shepard purchasing any Class B Shares in connection therewith.

In its Quarterly Statement on Form 10-Q filed on November 7, 2013, DGI reported that the number of outstanding Class A Shares had increased to 20,681,588.

On December 4, 2013, Shepard filed a Form 4 disclosing his purchase of an additional 70,000 Class A Shares on December 2 and 3, 2013. As a result, Shepard currently owns 3,672,900 Class A Shares, which have 367,290 votes. These votes, plus the 397,100 votes from Shepard’s 397,100 Class B Shares, give Shepard a total of 764,390 votes, which is approximately 9.999% of the 7,644,933 votes of DGI’s outstanding Class A Shares and Class B Shares.

Information About DGI and Donegal Mutual

DGI, through its subsidiaries and affiliates, provides property-casualty insurance products through 2,500 independent insurance agencies in 22 states. Insurance products are marketed primarily in the primarily in the Mid-Atlantic, Midwest, New England and Southeast regions of the United States. Donegal Mutual organized DGI in 1986.

Donegal Mutual provides facilities, management and other services to DGI and its insurance subsidiaries through an expense sharing agreement. Donegal Mutual organized as a mutual fire insurance company in Pennsylvania in 1889. According to DGI’s 2012 10-K, at December 31, 2012, Donegal Mutual had admitted assets of $350.7 million and policyholders’ surplus of $187.7 million, as well as total liabilities of $162.9 million, including reserves for net losses and loss expenses of $46.2 million and unearned premiums of $39.3 million.

As described in DGI’s 2012 10-K, in 2000 DGI and Donegal Mutual formed Donegal Financial Services Corporation (“DFSC”) as a unitary thrift holding company and its wholly

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owned subsidiary, Province Bank FSB, as a federal savings bank. In May 2011, DFSC merged with Union National Financial Corporation (“UNNF”), with DFSC as the surviving company in the merger. Under the merger agreement, Province Bank FSB and Union National Community Bank, which UNNF owned, also merged to form Union Community Bank (“UCB”). UCB is a federal savings bank with 13 branch offices in Lancaster County, Pennsylvania, and $510.0 million in assets at December 31, 2012. Because DGI and Donegal Mutual together own all of the outstanding capital stock of DFSC, the Federal Reserve Bank of Philadelphia (the “FRB”) regulates DGI and Donegal Mutual as unitary savings and loan holding companies. As a result, DGI and Donegal Mutual are subject to regulation by the FRB under the holding company provisions of the federal Home Owners’ Loan Act. UCB, as a federally chartered and insured stock savings association, is subject to regulation and supervision by the Office of the Comptroller of the Currency and by the Federal Deposit Insurance Corporation.

DGI has two classes of common stock which trade on the NASDAQ. The Class A Shares, have one-tenth of a vote per share, and the Class B Shares have one vote per share. As of November 1, 2013, according to DGI’s Form 10-Q filed on November 7, 2013, DGI had 20,681,588 Class A Shares (with 2,068,158 votes) and 5,576,775 Class B Shares (with 5,576,775 votes) outstanding, with total combined votes of the Class A Shares and Class B Shares of 7,644,933.

Donegal Mutual as of December 3, 2013, owns 7,755,953 Class A Shares (representing 37.5% of the Class A Shares outstanding as of November 1, 2013) with 775,595 votes and 4,229,539 Class B Shares (representing 75.8% of the Class B Shares outstanding as of November 1, 2013) with 4,229,539 votes, according to Donegal Mutual’s Form 4 filed on December 3, 2013. By combining the Class A and Class B votes, Donegal Mutual has the authority to cast 5,005,134 or 65.5% of the 7,644,933 total combined votes as of November 1, 2013.

The other public shareholders (besides Donegal Mutual and Shepard) owned as of December 4, 2013, 9,252,735 Class A Shares (representing 44.7% of the Class A Shares outstanding as of November 1, 2013) with 925,273 votes and 950,136 Class B Shares (representing 17.0% of the Class B Shares outstanding as of November 1, 2013) with 950,136 votes. By combining the Class A and Class B votes, the other public shareholders as of December 4, 2013, have the authority to cast 1,875,409 or 24.5% of the 7,644,933 total combined votes.

In addition, according to DGI’s 2012 10-K, as of December 31, 2012, there were 6,700,825 Class A Shares subject to options outstanding under DGI’s stock option plans. Based on the foregoing, there would be 27,382,413 Class A Shares outstanding and 15,953,560 Class A Shares owned by public shareholders (other than Donegal Mutual and Shepard), assuming the exercise of all outstanding stock options and the non issuance of additional shares available for issuance under the stock option plans.

Background with the Federal Reserve Board

On December 21, 2012, DGI sent a petition to the Board of Governors of the Federal Reserve System for it to commence an enforcement action against Shepard, alleging that Shepard failed to submit a required application rebutting the rebuttable presumption of control of DGI

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resulting from Shepard’s current ownership of more than 10% of DGI’s Class A Shares. The Federal Reserve Board regulates acquisitions of controlling interests in savings and loan holding companies, such as DGI as a result of its indirect ownership of Union Community Bank, a federal savings bank – despite the fact that Union Community Bank has filed an application to convert to a state savings bank charter, which would be regulated by the Pennsylvania Department of Banking and the FDIC, although DGI would continue to be regulated by the Federal Reserve Board as a savings and loan holding company.

The petition seeks regulatory enforcement by the Federal Reserve Board despite its stated policy not to reconsider determinations made by the U.S. Treasury Department’s Office of Thrift Supervision (the “OTS”), a predecessor regulator to the Federal Reserve Board. The Federal Reserve Board stated this policy in a release announcing the adoption of Regulation LL published in the Federal Register on September 13, 2011 (Vol. 76, No. 177, at page 56,501), as follows: “The Board does not anticipate revisiting ownership structures previously approved by the OTS. The Board would apply its rules only to new investments and would only reconsider the particular structures of past investments approved by the OTS if the company proposes a material transaction, such as an additional expansionary investment, significant recapitalization, or significant modification of business plan.” In a letter to Shepard dated February 28, 2011, the OTS concluded that, despite his owning more than 10% of a class of DGI shares, he was “not in violation of the rules at this time.”

The background leading to the OTS’s determination that Shepard was not in violation of the relevant “acquisition of control” regulations, a determination which the Federal Reserve Board has stated that it is its policy not to reconsider, is as follows. Although Shepard always believed that he owned less than 10% of the voting power of DGI, in a letter dated November 24, 2010, he was informed by the OTS that he was in violation of acquisition of control regulations, because he owned 18% of DGI’s Class A Shares. In a letter to the OTS dated December 17, 2010, an attorney for Shepard explained that, due to the Class A Shares each having only one-tenth (1/10) of a vote, Shepard’s Class A Shares and Class B Shares together represented (at that time) only 9.2% of the total votes for the outstanding Class A Shares and Class B Shares. This letter also explained that Shepard’s indirect ownership of DGI’s indirect subsidiary Province Bank FSB, which was subsequently renamed Union Community Bank FSB, was approximately 4.4%. As noted above, in a letter to Shepard dated February 28, 2011, the OTS concluded that Shepard was “not in violation of the rules at this time.” In a letter to the OTS dated March 3, 2011, an attorney for Shepard confirmed his understanding that the position of the OTS was that the Class A Shares and Class B Shares would be treated as one class of stock for purposes of the Change in Bank Control Act and the regulations implementing it. This letter also acknowledged that, if in the future Shepard were to purchase additional shares of DGI stock such that he would own Class A Shares and Class B Shares with a combined voting power of 10% or more, he would first be required to obtain regulatory approval under the relevant “acquisition of control” regulations. Shepard acknowledges that the Tender Offer requires regulatory approval under the relevant “acquisition of control” regulations and he intends to comply fully with all applicable rules and regulatory orders.

On January 2, 2013, Shepard sent a letter to the Board of Governors of the Federal Reserve System opposing DGI’s petition dated December 21, 2012, described above, for an enforcement action against Shepard for allegedly violating “acquisition of control” regulations

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under the Change in Bank Control Act. In this letter, Shepard noted the Federal Reserve Board’s policy, also described above, not to reconsider determinations already made by the OTS regarding compliance with such regulations, such as the OTS’s determination in its letter dated February 28, 2011, that Shepard, despite his owning more than 10% of a class of DGI shares, was “not in violation of the rules at this time.” The Federal Reserve Board has not commenced any enforcement action against Shepard.

On March 20, 2013, in connection with the Tender Offer, Shepard filed an “Interagency Notice of Change in Control” with the Federal Reserve Bank of Philadelphia, seeking the approval of the Federal Reserve Board to acquire up to 962,636 Class B Shares. On October 22, 2013, after a thorough review process, the Federal Reserve Board notified Shepard that it “has determined not to disapprove the notice,” notwithstanding DGI’s vigorous objections. In particular, the Federal Reserve Board:

•	Considered Shepard’s competence, experience and integrity, and found no information that would require it to disapprove his application;

•	Confirmed that Shepard has the financial resources to purchase the additional DGI shares proposed in his application;

•	Noted that DGI’s current majority shareholder, Donegal Mutual Insurance Company, would continue to control a majority of DGI’s shares after Shepard’s acquisition of the additional DGI shares proposed in his application;

•	Addressed several objections raised by DGI and resolved them in Shepard’s favor;

•	Checked with the Pennsylvania Department of Banking and Securities, which advised the Federal Reserve Board that it does not object to Shepard’s proposal; and

•	Consulted the Illinois Department of Insurance, which stated that it had taken no action against Shepard.

A copy of the October 22, 2013 letter from the Federal Reserve Board is attached hereto as Exhibit G.

Shepard believes that the Federal Reserve Board’s non-disapproval would apply to Shepard’s proposed purchase of the Additional Shares (i.e., additional Class A Shares and/or Class B Shares), which would increase his ownership up to 22.7% of DGI combined voting power. Shepard has asked the Federal Reserve Board to confirm this.

Shepard’s Shareholder Proposals

Shepard attempted to bring a shareholder proposal for a vote at DGI’s 2013 Annual Meeting pursuant to Rule 14a-8 of the Exchange Act of 1934, as amended. The proposal called for DGI to immediately hire an investment banker to evaluate alternatives that could enhance shareholder value, including but not limited to, a merger or outright sale of DGI. However, DGI

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sought to block the proposal and the Securities and Exchange Commission on February 15, 2013, stated that it would take no action if DGI excluded it.

On November 18, 2013, Shepard submitted an additional shareholder proposal for a vote at DGI’s 2014 Annual Meeting pursuant to Rule 14a-8. The current shareholder proposal, if approved by the affirmative vote of the holders of a majority of the outstanding Class A Shares and Class B Shares, would request DGI’s Board of Directors “to take the necessary steps to adopt a recapitalization plan that would provide for all of DGI’s outstanding stock to have one vote per share.” (Currently, the Class A Shares have 1/10 of a vote per share, while the Class B Shares have one vote per share.) These actions would include an additional shareholder vote, at a special meeting or at the following annual meeting of shareholders in April 2015, on whether to amend DGI’s Certificate of Incorporation to implement the shareholder proposal, which would also require the prior approval of the Department. This shareholder proposal is contained in the Schedule 13D/A#21 filed by Shepard on November 18, 2013, available at http://www.sec.gov/Archives/edgar/data/800457/000113379613000192/0001133796-13-000192-index.htm.

If Shepard’s current shareholder proposal were to be included in DGI’s proxy statement, so that DGI’s shareholders are allowed to vote on this proposal at the 2014 Annual Meeting, and if the proposal were to be approved by a majority of the DGI voting power, the proposal is merely advisory, and as such is not binding on DGI’s Board of Directors. In other words, even if the proposal is approved by DGI’s shareholders, whether or not it ever becomes implemented is entirely within the control of DGI. Nonetheless, even if DGI’s Board of Directors were to take the necessary steps to accomplish the result of the Class A Shares and Class B Shares having equal voting power per share, and further even if such a change were to have the effect of increasing Shepard’s percentage voting power of DGI, then in any event Donegal Mutual would still continue to control DGI.

ITEM 2.	IDENTITY AND BACKGROUND OF THE APPLICANT

A.	State the name and address of the applicant seeking to acquire control over the insurer.

Gregory M. Shepard’s home and business address is 7028 Portmarnock Place, Bradenton, FL 34202.

B.            If the applicant is not an individual, state the nature of its business operations for the past five (5) years or for such lesser period as the person and any predecessors thereof shall have been in existence. Briefly describe the business intended to be done by the applicant and the applicant’s subsidiaries.

Not applicable.

C.            Furnish a chart or listing clearly presenting the identities and the interrelationships among the applicant and all affiliates of the applicant. No affiliate need be identified if its total assets are equal to less than 1/2 of 1% of the total assets of an ultimate controlling person affiliated with the applicant. Indicate in such chart or listing the percentage of voting securities of each person which is owned or controlled by the applicant or by any other person. If control of any person is maintained other than by the ownership or control of voting

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securities, indicate the basis of control. As to each person specified in such chart or listing indicate the type of organization (e.g. corporation, trust, partnership) and the state or other jurisdiction of domicile. If court proceedings involving a reorganization or liquidation are pending with respect to any such person, indicate which person, and set forth the title of the court, nature of proceedings and the date when commenced.

Not applicable.

ITEM 3.	IDENTITY AND BACKGROUND OF INDIVIDUALS ASSOCIATED WITH THE APPLICANT

Furnish a biographical affidavit for (1) the applicant if the applicant is an individual or (2) all persons who are directors, executive officers or owners of 10% or more of the voting securities of the applicant if the applicant is not an individual. Biographical affidavits filed with the Department within the immediately preceding 3 years need not be included if there has been no change in the information already on file.

Biographical affidavits shall be signed in the original and shall include the following:

A.	Name and business address.

B.           Present principal business activity, occupation or employment including position and office held and the name, principal business and address of any corporation or other organization in which employment is carried on.

C.          Material occupations, positions, offices or employment during the last five (5) years, giving the starting and ending date of each and the name, principal business and address of any business corporation or other organization in which each occupation, position, office or employment was carried on. If any occupation, position, office or employment required licensing by or registration with any Federal, state or municipal governmental agency, indicate that fact, the current status of the licensing or registration, and an explanation of any surrender, revocation, suspension or disciplinary proceedings in connection therewith.

D.          Whether or not the person has ever been convicted in a criminal proceeding (excluding minor traffic violations) during the last ten (10) years and, if so, give the date, nature of conviction, name and location of court, and penalty imposed or other disposition of the case.

The Department will accept copies of original, signed biographical affidavits filed with the chief insurance regulatory official of another jurisdiction if the following conditions are met:

(1) The identity of the chief insurance regulatory official holding the original affidavit and the date of the original filing are provided in this statement.

(2) The original affidavit was filed within the immediately preceding three years.

(3) There has been no change in the information required in the affidavit.

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Shepard’s biographical affidavit, including the attachment thereto, has been filed together with this Form A and is incorporated herein by reference.

ITEM 4.	NATURE, SOURCE AND AMOUNT OF CONSIDERATION

A.            Describe the nature, source and amount of funds or other considerations used or to be used in effecting the merger or other acquisition of control. If any part of the same is represented or is to be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding or trading securities, furnish a description of the transaction, the names of the parties thereto, the relationship, if any, between the borrower, and the lender, the amounts borrowed or to be borrowed, and copies of all agreements, promissory notes and security arrangements relating thereto.

Shepard will pay the purchase consideration for the Additional Shares in cash from his personal funds or with a to-be-determined amount of borrowed funds. The aggregate amount of such consideration will depend on the number of Additional Shares purchased and the price per share in each particular purchase.

B.            Explain the criteria used in determining the nature and amount of such consideration.

The prices for the Additional Shares that Shepard would purchase will be determined by the stock market prices of the Additional Shares, or by private negotiations, at the time of such purchases.

C.            If the source of the consideration is a loan made in the lender’s ordinary course of business and if the applicant wishes the identity of the lender to remain confidential, the applicant must specifically request that the identity be kept confidential.

Shepard has not engaged anyone to lend him any funds at this time.

ITEM 5.	FUTURE PLANS FOR INSURER

Describe any plans or proposals which the applicant may have to declare an extraordinary dividend, to liquidate the insurer, to sell its assets to or merge it with any person or persons or to make any other material change in its business operations or corporate structure or management.

Shepard does not presently seek to control DGI or any of DGI’s subsidiaries, and has no present plans or proposals with respect to either DGI or any of DGI’s subsidiaries to declare an extraordinary dividend, to liquidate it, to sell its assets, or to merge or consolidate it with any person, or to make any other material change in its investment policy, business, corporate structure, or management. Shepard reserves the right to develop plans or proposals in the future to seek to control DGI or any of DGI’s subsidiaries that could potentially attempt to cause DGI or any of DGI’s subsidiaries to declare an extraordinary dividend, to liquidate it, to sell its assets or to merge or consolidate it with any person, or to make any other material change in its investment policy, business, corporate structure, or management. In addition, Shepard may dispose of all or any portion of his Class A Shares or Class B Shares at any time or from time to time in the open market or otherwise. Shepard may seek to participate in, and to influence the

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outcome of, any proxy solicitation and any bidding process involving DGI, as a bidder or otherwise.

ITEM 6.	VOTING SECURITIES TO BE ACQUIRED

State the number of shares of the insurer’s voting securities which the applicant, its affiliates and any person listed in Item 3 plan to acquire, and the terms of the offer, request, invitation, agreement or acquisition, and a statement as to the method by which the fairness of the proposal was arrived at.

According to DGI’s Form 10-Q filed on November 7, 2013, there were 20,681,588 Class A Shares (with 2,068,158 votes) and 5,576,775 Class B Shares (with 5,576,775 votes) of DGI issued and outstanding as of November 1, 2013, with total combined votes of the Class A Shares and Class B Shares of 7,644,933. 7,755,953 of the Class A Shares (with 775,595 votes) and 4,229,039 Class B Shares (with 4,229,539 votes) were held as of December 3, 2013, by Donegal Mutual, according to its Form 4 filed on that date. Donegal Mutual, by combining the votes for its Class A Shares and Class B Shares, has a total voting power of 5,005,134 votes or 65.5% of the total combined votes. Shepard currently owns 3,672,900 of the Class A Shares (with 367,290 votes) and 397,100 Class B Shares (with 397,100 votes) with 764,390 total votes (9.999%), which were all acquired in open-market transactions.

Shepard is seeking approval to acquire additional Class A Shares and/or Class B Shares in an aggregate amount that, when combined with the Class A Shares and Class B Shares that Shepard currently owns, is equal to up to 22.7% of the combined voting power to DGI’s outstanding Class A Shares and Class B Shares.

ITEM 7.	OWNERSHIP OF VOTING SECURITIES

State the amount of each class of any voting security of the insurer which is beneficially owned or concerning which there is a right to acquire beneficial ownership by the applicant, its affiliates or any person listed in Item 3.

Shepard individually owns 3,672,900 Class A Shares and 397,100 Class B Shares representing 17.76% of the outstanding Class A Shares and 7.12% of the outstanding Class B Shares as of December 4, 2013. Shepard’s Class A Shares and Class B Shares were acquired in open-market transactions.

ITEM 8.	CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO VOTING SECURITIES OF THE INSURER

Give a full description of any contracts, arrangements or understandings with respect to any voting security of the insurer in which the applicant, its affiliates or any person listed in Item 3 is involved, including, but not limited to, transfer of any of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or guarantees of profits, division of losses or profits, or the giving or withholding of proxies. The description shall identify the person with whom such contracts, arrangements or understandings have been entered into.

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None.

ITEM 9.	RECENT PURCHASES OF VOTING SECURITIES

Describe any purchases of any voting securities of the insurer by the applicant, its affiliates or any person listed in Item 3 during the twelve (12) calendar months preceding the filing of this statement.

Include in the description the dates of purchase, the name of the purchasers, and the consideration paid or agreed to be paid therefor.

State whether any shares so purchased are hypothecated.

Shepard on December 2, 2013 purchased 41,728 Class A Shares for $15.9998 per share and $668,057 including $417 in commissions and on December 3, 2013 Shepard purchased an additional 28,272 Class A Shares for $15.7865 per share and $446,599 including $283 in commissions. Shepard has not purchased any Class B Shares within the twelve (12) calendar months preceding the filing of this statement. No Class A Shares or Class B Shares owned by Shepard are pledged or hypothecated.

ITEM 10.	RECENT RECOMMENDATIONS TO PURCHASE

Describe any recommendations to purchase any voting security of the insurer made by the applicant, its affiliates or any person listed in Item 3, or by anyone based upon interviews or at the suggestion of the applicant, its affiliates or any person listed in Item 3 during the twelve (12) calendar months preceding the filing of this statement.

None.

ITEM 11.	AGREEMENTS WITH BROKER-DEALERS

Describe the terms of any agreement, contract or understanding made with any broker-dealer as to solicitation of voting securities of the insurer for tender and the amount of any fees, commissions or other compensation to be paid to broker-dealers with regard thereto.

None.

ITEM 12.	FINANCIAL STATEMENTS AND EXHIBITS

A.            Financial statements and exhibits shall be attached to this statement as an appendix, but list under this item the financial statements and exhibits so attached.

B.           The financial statements shall include the annual financial statements of the persons identified in Item 2(c) for the preceding five (5) fiscal years (or for such lesser period as the applicant and its affiliates and any predecessors thereof shall have been in existence), and similar information covering the period from the end of the person’s last fiscal year, if that

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information is available. Statements may be prepared on either an individual basis, or, unless the Commissioner otherwise requires, on a consolidated basis if consolidated statements are prepared in the usual course of business.

The annual financial statements of the applicant shall be accompanied by the certificate of an independent public accountant to the effect that the statements present fairly the financial position of the applicant and the results of its operations for the year then ended, in conformity with generally accepted accounting principles or with requirements of insurance or other accounting principles or permitted under law. If the applicant is an insurer which is actively engaged in the business of insurance, the financial statements need not be certified, provided they are based on the Annual Statement of that person filed with the insurance department of the person’s domiciliary state and are in accordance with the requirements of insurance or other accounting principles prescribed or permitted under the law and regulations of that state.

C.           If the acquiring person is an individual, the Department may require the filing of Federal income tax returns in lieu of audited financial statements. Any returns filed shall be given confidential treatment and shall not be subject to subpoena and shall not be made public by the Department or any other person.

D.          File as exhibits copies of all tender offers for, requests or invitations for, tenders of, exchange offers for, and agreements to acquire or exchange any voting securities of the insurer and (if distributed) of additional soliciting material relating thereto, any proposed employment, consultation, advisory or management contracts concerning the insurer, annual reports to the stockholders of the insurer and the applicant for the last two fiscal years, and any additional documents or papers required by this chapter.

EXHIBITS H-P:

Exhibit H	Shepard Financial Statement as of December 31, 2007
Exhibit I	Shepard Financial Statement as of December 31, 2008
Exhibit J	Shepard Financial Statement as of December 31, 2009
Exhibit K	Shepard Financial Statement as of December 31, 2010
Exhibit L	Shepard Financial Statement as of December 31, 2011
Exhibit M	Shepard Biographical Affidavit as of September 15, 2012
Exhibit N	Shepard Financial Statement as of December 31, 2012
Exhibit O	Shepard Financial Statement as of March 15, 2013
Exhibit P	Shepard Financial Statement as of December 31, 2013 (to be provided supplementally when completed)

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ITEM 13.	SIGNATURE AND CERTIFICATION

Signature and certification required as follows:

SIGNATURE

Gregory M. Shepard has duly signed this application in the City of Bradenton and State of Florida on the 11th day of December, 2013.

/s/ Gregory M. Shepard_______

Gregory M. Shepard

CERTIFICATION

The undersigned deposes and says that he has duly executed the attached application dated December 11, 2013, and that he is authorized and competent to execute and file such instrument. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Gregory M. Shepard______

Gregory M. Shepard

NOTARY

STATE OF FLORIDA	)
) SS:
COUNTY OF MANATEE	)

On this 11th day of December, 2013, before me, the undersigned, a Notary Public in and for the aforesaid state and county, appeared Gregory M. Shepard, who is personally known to me to be the same person who executed the foregoing instrument.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

/s/ Mary E. Vanik
Notary Public

My Commission Expires:

October 4, 2014________

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